Invest in Digifox

Infrastructure Software Technology Payments Cryptocurrency

An all-in-one finance app — better interest rates and lower fees

DIGIFOX.FINANCE GLEN ALLEN VIRGINIA



Money earned
Make a Deposit
$1,146.50
Choose a market
Celsius
Compound
Register a card



Our vision for Digifox comes from years of frustration with managing personal finances. The industry is riddled with middlemen, outdated payment networks, and hasn't kept up with the rest of the world. We're here to bring finance into the 21st century, with better yields, more opportunities, and friction-less payments.

Nicholas Merten Founder & CEO @ Digifox

Why you may want to invest in us...

1. ▯ Founded by the creator of DataDash, the #1 YouTube channel for crypto with 343,000 subscribers.
2. ✔ Our app is fully built and live on both iOS and Android.
3. ▯ Our company generates multiple revenue streams from lending, borrowing, trading and transactions.
4. ▯ Advised by Zeb Evans, founder of ClickUp.com & John DeVadoss, architect for .NET at Microsoft.
5. ▯▯▯▯ Over 3,400 people registered to be notified for Digifox's public launch on June 15th.
6. ▯ We constantly aggregate the best financial services on the market into one seamless experience.
7. ⚡ Digifox has been entirely self-funded by the founder, Nicholas Merten.
8. ▯ We've created a cutting-edge referral model to build real relationships and scale exponentially.

Why investors ❤ us

WE'VE RAISED $340,025 SINCE OUR FOUNDING



Nick and his team are building tomorrow's institutions.

Digifox is bringing crypto mainstream and enabling people across the world to participate and to benefit in doing so.

Nick is a pioneer and a respected leader in this transition; his vision and his focus is instrumental in defining the vision and roadmap for Digifox.

It is my privilege to be a part of this industry transition, and to support Nick and the team on this mission

John DeVadoss Head, Development | President

LEAD INVESTOR | INVESTING $4,000 THIS ROUND



Love the platform, and the fact that its already live. lumps Bitcoin with regular finance. Great idea love the tech !!!

Sherman ANDERSON

Life is art & Art is life, I'm here to motivate by constantly giving the world positive energy Fitness, sports,Art,tech The world is alive !



Your amazing hair inspired me to invest. Thanks Nick!

Joe Larison

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Nicholas Merten

Founder & CEO

The Founder and CEO of DataDash, the largest YouTube channel for cryptocurrencies with over 343,000 subscribers.



Chase Poirier

Lead Architect

Co-Founder of Udio Ventures, Built multiple industry-tier applications for emerging startups and enterprise companies.



Madison Yocum

Lead Designer

Product Designer, Designed multiple industry-tier applications for emerging startups and enterprise companies.

SEE MORE

Downloads

Digifox App Pitchdeck.pdf

Finally...an all-in-one finance app. With better interest rates & lower fees.

Finance is severely outdated. Users earn nearly zero interest on their savings, it's expensive to move money, and most people end up needing a dozen different applications in order to manage their finances. Digifox has created an all-in-one, intuitive app that allows you to earn interest rates as high as 8% on your savings and sent payments across the globe for pennies.


Digifox
Money earned
$1,146.50
Choose a market
Celsius
Compound

The problem


Finance is severely outdated
1. Managing finances is **too complex**
Users are overwhelmed by multiple apps, complex onboarding, and outdated banking apps as they aim to plan out their finances.
2. Users earn nearly **zero interest** on their savings
The average savings account rate in the US is 0.07% APY
3. Money is **expensive to move**
Credit cards charge 2-3% and international transfers cost $25-65, all of which costs over a trillion dollars annually.

When your managing your finances, you'll likely have to download a dozen different apps, deal with countless fees, and settle for poor returns on your hard-earned savings. It's become the norm to expect less. But that's all about to change.

What we're doing


Money earned
$1,146.50
Choose a market
Celsius
Compound
Register a card

Digifox is an app that can aggregate the vast majority of your financial needs. Whether it's managing your savings, making payments, managing your taxes, or buying cryptocurrencies, we've got you covered. No need to manage countless apps or input your personal information a dozen times on different applications.

Earn more with 100x better interest rates


Raising the standards on savings
Annual Interest Rate (%)
8.00%
6.00%
4.00%
2.00%
0.00%
(%)
Average
Digifox
Digifox offers interest earning opportunities that pay 50-100x the national average.

In the United States alone, there are $9.2 trillion dollars in deposits, earning a measly 0.07% APY on average. This is unacceptable in our view. That's why we've built a competitive marketplace for you to choose where you put your money to work. We offer opportunities that pay as high as 7% annually, and aim to add even more options as time progresses. Our key partner is Ce

Bring your transaction costs near-zero


Revolutionizing payments
Transaction Cost ($100 Payment)
$0.15
Wire Cost ($)
$0.15
If a user was to spend $100, it would be 16x cheaper for a merchant to use Digifox
If a user wired money from the US to Tokyo with Digifox, it would be 333x cheaper
No memberships, hidden fees, or initial costs to get started.

Payments are simply outdated. With Digifox, we're bringing payments into the 21st century. No more having to wait for three business days or dealing with ridiculous transaction fees. We're helping everyday people, businesses, and merchants bring down the cost of payments. The max fee we charge per transaction is 15 cents.

Traction


We've made real progress

Investor Q&A

+ EXPAND ALL

What does your company do?

Digifox serves as your all-in-one finance platform. Earn up to 7% on your savings, buy cryptocurrencies, and send, receive, or spend your money across the globe for much lower fees.

Where will your company be in 5 years?

We want to be the app you use for all your financial activities. Whether you're putting money away for future expenditures, or paying back a friend for dinner, we'll be the app you turn to.

Why did you choose this idea?

Who are your competitors?

What makes you different?

How far along are you?

How will you make money?

Is it secure?

Financials

Digifox has financial statements ending December 31 2019. Our cash in hand is $2,812.05, as of May 2020. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $9,351.74/month.

At a Glance

July 8 to December 31



$0
Revenue



-$5,407
Net Loss


IOU!

$0
Short Term Debt



$59,500
Raised in 2019



$2,812
Cash on Hand
As of 05/26/20

INCOME | BALANCE | NARRATIVE



Revenues
Profit
$0
$-5,407
2019

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:
N/A

Gross Margin:
N/A

Return on Assets:
-10%

Earnings per Share:
-$0.00

Revenue per Employee:
$0

Cash to Assets:
2%

Revenue to Receivables:
~

Debt Ratio:
110%

Digifox Corp - Reviewed Financial Statements - December 2019.pdf

Risks

1. Digifox, serving as an aggregation platform, deals with a lot of partners (Celsius Network, Kyber Network, etc.) It's important to understand that users may have problems or negative experiences with these platforms.

2. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

3. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

READ MORE RISKS

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Nicholas Merten	Content Creator @ Self-Employed	2019

Officers

OFFICER	TITLE	JOINED
Nicholas Merten	President Secretary CEO Treasurer	2019

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Nicholas Merten	8,500,000 Common Stock	85.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$10,550	SAFE
07/2019	$59,500	Loan

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Nicholas Merten	07/08/2019	$59,500	$59,500	0.0%		Yes

Related Party Transactions

The company expects to receive marketing promotion from the founder's personal YouTube Channel, DataDash. No monetary value is expected to exchange between Digifox and DataDash, outside of referral income possibly.

Name	Nicholas Merten
Amount Invested	$59,500
Transaction type	Loan
Issued	07/08/2019
Outstanding principal plus interest	$59,500 as of 05/2020
Interest	0.0 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Founder and CEO

Related party loan with no set maturity date and no interest rate. The principal is due within 30 days of the founding member providing the Company written notice of demand. It is expected to be repaid after the company begins generating revenues.

Use of Funds

$100,000	72.5% towards hiring/paying employees, 10% towards marketing, 10% towards legal, and 7.5% towards Wefunder intermediary fees
$1,070,000	65% towards hiring/paying employees (3 full-time developers), 17.5% towards marketing (A strategic, viral marketing campaign), 10% towards Legal counsel & guidance, and 7.5% towards Wefunder intermediary fees

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	20,000,000	8,500,000	Yes

The Funding Portal

Digifox is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.